

13030212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managers Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Connecticut Avenue
(No. and Street)

Norwalk	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven J. Adams - (484) 530-3505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

2001 Market St, Suite 1700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven J. Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managers Distributors, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Dierdre J. Bostick, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Sept. 25, 2013
Member, Pennsylvania Association of Notaries

Managers Distributors, Inc.
(A wholly owned subsidiary of Managers Investment Group LLC)
Index
December 31, 2012 and 2011

Page(s)



Independent Auditor's Report

To Management and Shareholder of
Managers Distributors, Inc.

We have audited the accompanying financial statements of Managers Distributors, Inc. which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, of changes in shareholder's equity and of cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managers Distributors Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 22, 2013

Managers Distributors, Inc.
(A wholly owned subsidiary of Managers Investment Group LLC)
Balance Sheets
December 31, 2012 and 2011

	2012	2011
Assets		
Cash and cash equivalents	$ 2,974,395	$ 3,006,344
Due from related parties (Note 5)	236,832	408,171
Prepaid income taxes	82,928	-
Prepaid expenses and other current assets	100,662	175,427
Total assets	$ 3,394,817	$ 3,589,942
Liabilities and Shareholder's Equity		
Liabilities		
Distribution fee payable	$ 469,040	$ 593,324
Due to related parties (Note 5)	115,462	288,840
Accrued income taxes	-	244,522
Other	56,000	54,000
Total liabilities	640,502	1,180,686
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share in 2012 and 2011)	10	10
Paid-in capital	129,990	129,990
Retained earnings	2,624,315	2,279,256
Total shareholder's equity	2,754,315	2,409,256
Total liabilities and shareholder's equity	$ 3,394,817	$ 3,589,942

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(A wholly owned subsidiary of Managers Investment Group LLC)
Statements of Operations
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues (Note 5)		
12b-1 fee income	$ 3,751,453	$ 4,981,829
Service revenue	275,732	234,966
Other income	41,513	113,827
Total revenues	4,068,698	5,330,622
Cost of revenue	(2,971,905)	(3,775,345)
Total net revenue	1,096,793	1,555,277
Expenses		
Allocable cost from Parent (Note 5)	207,000	295,000
Office general and administrative	41,373	43,760
FINRA fees	165,720	126,146
Professional fees	105,500	104,000
Total expenses	519,593	568,906
Income from operations	577,200	986,371
Investment income	2,975	1,033
Income before income taxes	580,175	987,404
Provision for income taxes	(235,116)	(400,145)
Net income	$ 345,059	$ 587,259

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.

(A wholly owned subsidiary of Managers Investment Group LLC)

Statements of Changes in Shareholder's Equity

Years Ended December 31, 2012 and 2011

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2010	$ 10	$ 129,990	$ 1,691,997	$ 1,821,997
Net income	-	-	587,259	587,259
Balances at December 31, 2011	10	129,990	2,279,256	2,409,256
Net income			345,059	345,059
Balances at December 31, 2012	$ 10	$ 129,990	$ 2,624,315	$ 2,754,315

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.

(A wholly owned subsidiary of Managers Investment Group LLC)

Statements of Cash Flows

Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows (used in) provided by operating activities		
Net income	$ 345,059	$ 587,259
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
(Decrease) increase in accounts payable and other liabilities	(540,184)	140,908
Increase in prepaid income taxes	(82,928)	-
Decrease in due from related parties	171,339	2,026,802
Decrease in prepaid expenses and other current assets	74,765	137,528
Net cash (used in) provided by operating activities	(31,949)	2,892,497
Cash flows used in investing activities	-	-
Cash flows used in financing activities	-	-
Net (decrease) increase in cash and cash equivalents	(31,949)	2,892,497
Cash and cash equivalents		
Beginning of year	3,006,344	113,847
End of year	$ 2,974,395	$ 3,006,344

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Managers Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is incorporated under the Laws of Delaware. The Company's principal business activity is to act as a distributor of Managers Investment Group LLC's (the "LLC") family of funds (the "Funds") known as Managers.

The Company is a wholly owned subsidiary of the LLC, a subsidiary of Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2. Summary of Significant Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue

The Company earns its revenue from the distribution of mutual funds. The Company earns 12b-1 fees, underwriter's commissions and contingent deferred sales charges (CDSC). The 12b-1 fees are calculated based on various rates depending on the assets of a particular class of mutual fund shares. Service revenue consists of amounts reimbursed by the LLC, as further described in Note 5. Contingent deferred sales charges are earned from mutual fund shareholders at varying rates ranging from 1% to 5%, depending on the class of mutual fund shares, determined at the shareholder's redemption date.

Cost of Revenue

The Company pays distribution fees for marketing and selling fund shares, such as compensating brokers and others who sell fund shares and pay for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature. The Company capitalizes commissions paid on B and C shares and recovers them by straight-line amortization over the period a CDSC may be payable by the shareholders, subject to certain adjustments related to actual experience of share redemptions and the imposition of the CDSC.

During 2011, the Company eliminated the sale of B shares in the Managers Funds family of mutual funds. Effective July 1, 2011, the Company no longer accepted new purchases from current shareholders and no new B share accounts could be opened. Furthermore, B shares for certain funds converted to A shares effective June 30, 2011.

Effective November 30, 2012, the Company discontinued the sales of share classes with sales charges. Existing Class A shares were renamed Investor Class shares and the front end load was eliminated. Existing Class B and C shares were converted to Investor Class shares, except for the Managers AMG GW&K Fixed Income Fund C shares ("Fixed Income C shares"), which are now closed to new purchases other than dividend reinvestment. Fixed Income C shares will convert to Investor Class shares according to each shareholder's original conversion schedule. As a result of these changes, the Company expensed approximately $74,000 of the remaining up front commissions that had been capitalized at the time of the various load share sales. The Company also waived any potential CDSC related to the share classes that were converted to Investor Class.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market funds, to be cash equivalents.

Concentrations
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which may have exceeded the federally insured limit of $250,000 per institution. The Company also maintains investments in money market funds, which are not federally insured.

Fair Value Measurements
Various inputs may be used to determine the value of the Company's investments. These inputs are summarized in three broad levels for financial statement purposes. The inputs or methodologies used to value securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 Quoted market prices for identical instruments in active markets;

Level 2 Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs, or significant value drivers, are observable; and

Level 3 Prices reflecting the Company's own assumptions concerning unobservable inputs to the valuation model.

All of the Company's financial instruments at December 31, 2012 and 2011 were Level 1 instruments.

3. Income Taxes

A summary of the provision for income taxes is as follows:

	2012	2011
Current		
Federal	$ 185,801	$ 316,216
State	49,315	83,929
	$ 235,116	$ 400,145

The Company's effective income tax rate differs from the amount computed by using income before income taxes and applying the U.S. federal income tax rate to such amount because of the effect of the following items:

	2012	2011
Tax at U.S. federal income tax rate	35.0 %	35.0 %
State income taxes, net of federal benefit	5.5 %	5.5 %
	40.5 %	40.5 %

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2012, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2009 forward (with limited exceptions).

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital of $2,280,333, which was $2,237,633 above the minimum net capital required of $42,700. As of December 31, 2011, the Company had net capital of $1,770,475, which was $1,691,763 above the minimum net capital required of $78,712. The Company's ratio of aggregate indebtedness to net capital was 0.2809 to 1 as of December 31, 2012, and was 0.6669 to 1 as of December 31, 2011.

The operations of the Company are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Accordingly, the reserve and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 do not apply under the exception followed by Paragraph (k)(1)(3) of that Rule.

5. Related Party Transactions

The Company provides distribution services for mutual fund shares in The Managers Funds, Managers AMG Funds, Managers Trust I and Managers Trust II. Revenues from these services totaled $3,792,966 and $5,095,656 in 2012 and 2011, respectively. $236,832 and $408,171 was included in due from related parties at December 31, 2012 and 2011, respectively. The Company pays distribution platform fees on behalf of the Funds, which are reimbursed by the LLC. Pursuant to a services agreement between the Company and the LLC, the LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The fee revenue from the LLC totaled $275,732 and $234,966 in 2012 and 2011, respectively. This reduces the amount owed to the LLC from the allocated expenses.

The LLC assumes certain of the Company's direct and indirect overhead expenses such as occupancy, telephone, administrative and certain personnel costs. The officers of the Company serve as officers to related companies, including the LLC. The LLC pays these costs and allocates a representative portion of those costs to the Company. The allocated costs totaled $207,000 and $295,000 in 2012 and 2011, respectively, and are included in the statements of operations as allocable cost from parent. $115,462 and $288,840 was included in due to related parties at December 31, 2012 and December 31, 2011, respectively.

6. Subsequent Event

The Company has determined that no material events or transactions occurred subsequent to December 31, 2012 and through February 22, 2013, the date of the financial statement issuance which requires additional disclosure in the financial statements.

Supplemental Information

Managers Distributors, Inc.

Schedule I

(A wholly owned subsidiary of Managers Investment Group LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Computation of net capital	
Total shareholder's equity	$ 2,754,315
Deduct nonallowable assets for net capital	(420,422)
Other deductions and/or charges	-
Net capital before haircuts on securities positions	2,333,893
Haircuts on securities positions	(53,560)
Net capital	$ 2,280,333
Computation of aggregate indebtedness	
Total liabilities from Balance Sheet	$ 640,502
Total aggregate indebtedness	$ 640,502
Ratio of aggregate indebtedness to net capital	0.2809 to 1
Computation of basic net capital requirement	
Net capital requirement	$ 42,700
Net capital in excess of requirement	2,237,633
Net capital	$ 2,280,333
Net capital less 10% of AI	$ 2,216,283

There are no differences between the computations of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated January 23, 2013.

Managers Distributors, Inc.

Schedule II

(A wholly owned subsidiary of Managers Investment Group LLC)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The operations of the Company are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Accordingly, the reserve and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 do not apply under the exception followed by Paragraph (k)(1)(3) of that Rule.



Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5(g)(1)

To Management and Shareholder of
Managers Distributors, Inc.

In planning and performing our audit of the financial statements of Managers Distributors, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2013